FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 July 2010

HSBC TRINKAUS & BURKHARDT AG

RIGHTS ISSUE

Further to the announcement made by
HSBC Trinkaus & Burkhardt AG (the 'bank')
on 25 May 2010 regarding its one for 13 rights issue, HSBC Holdings plc ('HSBC') confirms that
HSBC Germany Holdings GmbH,
its
wholly owned subsidiary and the majority shareholder of the bank, has subscribed for all of its rights and those not taken up by other shareholders for a total consideration of approximately €149 million.

HSBC's share of the bank's issued share capital has increased from 78.6 per cent to 80.4 per cent.

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1.  HSBC Trinkaus und Burkhardt AG
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,287 employees HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €22.0 billion* and €100.8 billion in funds under management and administration*, the Bank is the best rated private commercial bank in Germany with a "AA" Fitch Rating last confirmed in December 2009. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. HSBC Trinkaus' press releases can be found at
www.hsbctrinkaus.de

*(all figures as at 31.03.2010)

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 07 July 2010